UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	39-1472124
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large Accelerated Filer   **X Accelerated Filer**   ___ Non-accelerated

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of August 7, 2007, there were 119,053 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report on Form 10-Q
For The Quarter Ended June 30, 2007

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	June 30, 2007	December 31, 2006
	(Unaudited)	
Assets		
Cash and due from banks	$8,333,639	$9,258,418
Federal funds sold	9,718,000	11,744,000
Investment Securities		
Available-for-sale, at fair value	16,689,235	13,611,476
Held-to-maturity, at cost	35,805,802	37,473,611
Total Investment Securities	$52,495,037	$51,085,087
Loans	304,449,974	306,031,309
Allowance for credit losses	(5,800,544)	(5,731,674)
Net Loans	$298,649,430	$300,299,635
Loans held for sale	990,937	903,793
Premises and equipment, net	8,904,284	9,283,780
Other investments, at cost	4,538,404	4,944,649
Accrued interest receivable	2,455,269	2,218,003
Other assets	12,684,374	13,105,832
TOTAL ASSETS	$398,769,374	$402,843,197
Liabilities		
Deposits		
Noninterest-bearing	$33,329,147	$41,338,954
Interest-bearing	257,373,322	252,322,716
Total Deposits	$290,702,469	$293,661,670
Short-term borrowings	26,616,810	28,579,445
Accrued interest payable	1,374,990	1,426,938
Other liabilities	1,745,187	1,330,699
Long-term debt	27,750,000	27,802,069
Total Liabilities	$348,189,456	$352,800,821
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 119,053 shares	$18,173,975	$18,173,975
Treasury stock, at cost (2,477 shares)	(2,067,385)	(2,067,385)
Paid in capital	469,986	469,986
Retained earnings	34,133,815	33,500,531
Accumulated other comprehensive loss		
Unrealized losses on securities	(130,473)	(34,731)
Total Stockholders' Equity	$50,579,918	$50,042,376
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$398,769,374	$402,843,197

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

(Unaudited)	For the Quarter Ended		For the Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Interest Income				
Loans including fees	$5,642,703	$5,289,302	$11,217,121	$10,607,607
Investment securities:				
Taxable	220,104	110,968	407,299	225,925
Exempt from federal tax	477,491	496,435	966,929	997,610
Interest on federal funds sold	64,988	117,148	114,708	161,725
Other interest income	52,355	106,532	123,097	191,780
	$6,457,641	$6,120,385	$12,829,154	$12,184,647
Interest Expense				
Deposits	$2,539,055	$2,329,883	$5,012,105	$4,486,820
Short-term borrowings	374,397	358,517	766,645	695,576
Long-term debt	291,801	377,712	580,396	751,325
	$3,205,253	$3,066,112	$6,359,146	$5,933,721
Net interest income	$3,252,388	$3,054,273	$6,470,008	$6,250,926
Provision for Credit Losses	175,000	260,500	453,000	536,000
Net interest income after provision for credit losses	$3,077,388	$2,793,773	$6,017,008	$5,714,926
Other Income				
Service fees and commissions	$187,241	$257,004	$378,992	$526,767
Loan sale gains	13,850	15,831	22,001	49,451
Gain on sale of insurance assets	0	0	380,881	0
Other	151,047	114,236	328,118	232,320
	$352,138	$387,071	$1,109,992	$808,538
Other Expense				
Salaries and employee benefits	$1,478,088	$1,823,736	$2,986,931	$3,609,640
Occupancy expenses	348,992	340,258	697,846	694,095
Data processing expenses	134,543	225,690	395,347	414,988
Printing and supplies	43,228	57,725	101,385	102,593
Professional fees	64,147	53,637	145,173	104,773
Amortization of intangibles	48,098	51,863	97,720	103,726
Loss on sale of other real estate	160,167	25,000	231,365	31,959
Other real estate expenses	86,152	11,855	226,721	24,273
Other operating expenses	198,508	245,329	421,895	451,232
	$2,561,923	$2,835,093	$5,304,383	$5,537,279
Income before income taxes	$867,603	$345,751	$1,822,617	$986,185
Income tax (benefit) expense	146,739	(54,784)	332,151	(6,737)
NET INCOME	$720,864	$400,535	$1,490,466	$992,922
Per Share				
Net income	$6.06	$3.35	$12.52	$8.29
Dividends declared	$7.20	$0.00	$7.20	$7.15
Weighted average shares outstanding	119,053	119,564	119,053	119,710

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity
(Unaudited)

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	Shares	Amount					
Balance, December 31, 2006	119,053	$18,173,975	$469,986	$33,500,531	($34,731)	($2,067,385)	$50,042,376
Comprehensive income							
Net income				1,490,466			1,490,466
Other comprehensive income, net of tax							
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $53,276					(95,742)		(95,742)
Total comprehensive income							$1,394,724
Cash dividends, $7.20 per share				(857,182)			(857,182)
Treasury stock sales	0		0			0	0
Treasury stock acquisitions	0					0	0
Balance, June 30, 2007	119,053	$18,173,975	$469,986	$34,133,815	($130,473)	($2,067,385)	$50,579,918

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,	
	2007	2006
Cash Flows from Operating Activities:		
Net income	$1,490,466	$992,922
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	390,641	386,380
Provision for credit losses	453,000	536,000
Amortization of intangibles	97,720	103,726
Gains on sales of loans	(22,001)	(49,451)
Loss (gain) on sale of assets	232,889	31,959
Gain on sale of insurance assets	(380,881)	0
Amortization of bond premium	4,565	11,640
Accretion of bond discount	(106,959)	(87,002)
Mortgage loans originated for sale	(1,493,279)	(4,430,101)
Proceeds from sale of mortgage loans	1,295,927	4,577,471
Income from bank owned life insurance	(120,000)	(96,000)
Increase in interest receivable	(237,266)	(57,836)
Decrease (increase) in interest payable	(51,948)	199,351
Other, net	(111,476)	49,052
Net Cash Provided by Operating Activities	$1,441,398	$2,168,111
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$1,750,000	$1,295,300
Maturities and sales of available-for-sale securities	3,940,907	2,741,626
Purchase of available-for-sale securities	(7,147,482)	(1,726,295)
Purchases of AgriBank, FCB stock	0	(30,000)
Money market mutual funds, net	406,245	(896,195)
Federal funds sold, net	2,026,000	(12,831,000)
Proceeds from sale of FHLB common stock	0	2,017,840
Proceeds from sale of insurance assets	500,000	0
Proceeds from sale of foreclosed assets	2,234,246	133,466
Net decrease (increase) in loans made to customers	(218,707)	14,196,483
Capital expenditures	(32,253)	(20,006)
Net Cash Provided (Used) by Investing Activities	$3,458,956	$4,881,219
Cash Flows from Financing Activities:		
Net decrease in deposits	($2,959,200)	($176,598)
Purchase of treasury stock	0	(680,624)
Sale of treasury stock	0	215,110
Dividends paid	(851,229)	(852,298)
Debt proceeds	2,817,365	14,950,067
Debt repayments	(4,832,069)	(15,083,992)
Net Cash Used by Financing Activities	($5,825,133)	($1,628,335)
Net (decrease) increase in cash and cash equivalents	($924,779)	$5,420,995
Cash and cash equivalents, beginning	9,258,418	10,495,063
CASH AND CASH EQUIVALENTS, ENDING	$8,333,639	$15,916,058
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$1,548,122	$421,000
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$6,418,109	$5,746,254
Cash paid for income taxes	401,016	393,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

Reclassifications - Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	June 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$12,907,528	$183	($163,098)	$12,744,613
Mortgage-backed securities	1,539,381	0	(26,719)	1,512,662
State and local governments	935,260		(13,299)	921,961
Corporate debt securities	1,510,000	0	0	1,510,000
	$16,892,169	$183	($203,116)	$16,689,235

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$10,364,395	$3,789	($39,884)	$10,328,300
Mortgage-backed securities	469,434	0	(10,155)	459,279
State and local governments	1,821,604	197	(7,904)	1,813,897
Corporate debt securities	1,010,000	0	0	1,010,000
	$13,665,433	$3,986	($57,943)	$13,611,476

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	June 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$35,805,802	$1,081,589	($300)	$36,887,091

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,473,611	$1,695,957	$0	$39,169,568

The amortized cost and estimated fair values of securities at June 30, 2007, by maturity were as follows:

| Amounts Maturing | Securities Available-for-Sale | | Securities Held-to-Maturity | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$4,250,243	$4,248,003	$2,553,083	$2,569,133
From one through five years	4,396,392	4,350,885	8,250,739	8,582,006
From five through ten years	705,261	698,614	10,761,480	11,072,568
After ten years	7,540,273	7,391,733	14,240,500	14,663,384
	$16,892,169	$16,689,235	$35,805,802	$36,887,091

At June 30, 2007, 19 debt securities have unrealized losses with aggregate depreciation of 1% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Major categories of loans included in the loan portfolio are as follows:

	June 30, 2007	December 31, 2006
Real Estate:		
Residential	$98,991,345	$98,318,822
Commercial	62,527,619	60,496,518
Agricultural	41,456,443	39,857,656
Construction	22,727,252	27,621,381
	$225,702,659	$226,294,377
Commercial	$34,542,097	$35,826,439
Agricultural	35,007,807	34,782,844
Consumer and other	9,197,411	9,127,649
TOTAL	$304,449,974	$306,031,309

Changes in the allowance for loan losses were as follows:

| | For the Six Months Ended June 30, | | For the Year Ended December 31, |
	2007	2006	2006
Balance, beginning of period	$5,731,674	$6,400,480	$6,400,480
Provision charged to operations	453,000	536,000	1,257,000
Recoveries	23,083	34,287	90,195
Charge-offs	(407,213)	(742,691)	(2,016,001)
Balance, end of period	$5,800,544	$6,228,076	$5,731,674

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	2nd Qtr. 2007	1st Qtr 2007	4th Qtr. 2006	3rd Qtr 2006	2nd Qtr. 2006
Operating Results					
Interest income	$6,457	$6,372	$6,307	$6,191	$6,121
Interest expense	3,205	3,154	3,146	3,118	3,066
Net interest income	3,252	3,218	3,161	3,073	3,055
Provision for credit losses	175	278	235	486	261
Noninterest income	352	758	381	430	387
Noninterest expense	2,562	2,742	2,519	2,767	2,835
Net income	720	770	672	350	401
Per Share Data					
Net income per share	$6.06	$6.46	$5.64	$2.94	$3.35
Financial Condition (1)					
Total Loans (includes loans held for sale)	$305,441	$305,779	$306,935	$306,091	$311,088
Allowance for credit losses	5,801	5,801	5,732	6,163	6,228
Investment securities	52,495	52,167	51,085	45,780	47,329
Assets	398,769	394,896	402,843	402,262	414,516
Deposits	290,702	288,132	293,662	294,174	298,077
Other borrowed funds	54,367	53,626	56,382	55,355	63,112
Stockholders' equity	50,580	50,851	50,042	50,204	50,222
Financial Ratios					
Return on average equity	5.67%	6.15%	5.40%	2.78%	3.19%
Return on average assets	0.73%	0.79%	0.68%	0.35%	0.39%
Interest rate spread	2.86%	2.86%	2.78%	2.69%	2.58%
Average equity to average assets	12.92%	12.78%	12.67%	12.71%	12.31%
Allowance for credit losses to total loans (1)	1.90%	1.90%	1.87%	2.01%	2.00%
Non-performing loans to allowance for credit losses (1)	90%	173%	140%	169%	177%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends. In determining the appropriateness of the allowance for loan and lease losses at June 30, 2007, DBI utilized the same risk factor percentages for loans that it used at December 31, 2006.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of June 30, 2007.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 in the first quarter of 2007 by DBI had no material impact on its financial statements.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grading, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Results of Operations

Net income for the quarter ended June 30, 2007, was $720,864, an increase of $320,329 or 80%, compared to $400,535, for the corresponding period in 2006. This increase was primarily the result of lower salaries and employee benefits which decreased by $345,648, higher net interest income which increased by $198,115, lower data processing expenses which fell by $91,147 and a decrease of $85,500 in the provision for credit losses. These items more than offset an increase in the provision for income taxes totaling $201,523, an increase of $135,167 in the loss on sale of acquired properties and an increase of $74,297 in expenses for acquired properties.

Net interest income for the quarter ended June 30, 2007, was $3,252,388, an increase of $198,115 compared to the corresponding period in the prior year.

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change
Interest income	($271)	$608	$337
Interest expense	(165)	304	139
Net interest income	($106)	$304	$198

This increase in net interest income is attributable to an increase in net interest spread. The average net interest rate spread increased from 2.58% during the second quarter of 2006 to 2.86% during the quarter ended June 30, 2007. DBI's yield on earning assets was 6.34% during the second quarter of 2006 compared to 7.01% during the quarter ended June 30, 2007. The average cost of funds was 4.15% during the most recent quarter, an increase of 39 basis points compared to the quarter ended June 30, 2006. The average balance of interest-earning assets decreased by $18.0 million while the volume of interest-bearing liabilities decreased by $17.1 million during the second quarter of 2007 compared to the second quarter of 2006.

In the second quarter of 2007 DBI's provision for credit losses was $175,000 compared to $260,500 for the second quarter of 2006. Net charge-offs were $175,880 in the second quarter of 2007 compared to net charge-offs of $691,632 during the corresponding period in the prior year.

Noninterest income for the three months ended June 30, 2007, was $352,138, a decrease of $34,933 compared to the corresponding period in 2006. The decrease is primarily attributable to a decrease of $68,875 in insurance commissions as a result of the sale of the insurance book of business during the first quarter of 2007. DSB recorded $35,845 of rent income from acquired properties during the most recent quarter.

Noninterest expense decreased by $273,170 or 10% during the three months ended June 30, 2007, compared to corresponding period in 2006. Salaries and benefits expense decreased $345,648 or 19% less than the corresponding period in 2006. This decrease is the result of lower wage expense which declined by $161,852 and lower group health insurance expenses, which decreased by $162,970. The number of full-time equivalent employees dropped from 103 in the second quarter of 2006 to 89 as of June 30, 2007.

Data processing expenses decreased by $91,147 during the most recent quarter compared to the second quarter of 2006. DSB converted its core processing systems in January 2007. The decrease in data processing expenses is related to processing credits from the new vendor to partially offset the conversion costs.

During the second quarter of 2007, DSB incurred $86,152 of expenses associated with its acquired properties. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. This represented an increase of $74,297 compared to the second quarter of 2006. In addition to the carrying costs of acquired properties, DSB recorded $160,167 of losses on the sales of other real estate properties acquired through foreclosure. This represented an increase of $135,167 compared to the second quarter of 2006. DSB incurred gains totaling $3,925 on the sales of three residential properties during the quarter and $164,093 of losses on the sales of two commercial properties.

For the three months ended June 30, 2007 and 2006, DBI recorded combined federal and state income tax provisions of $146,739 and income tax benefits of $54,784, respectively. These provisions reflect effective income tax rates of 17% in 2007 and negative 16% in 2006. DSB's combined statutory tax rate is 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities.

Financial Condition

Total assets decreased by $4,073,823 between December 31, 2006, and June 30, 2007. Total non-interest bearing deposits decreased by $8.0 million during the first six months. Management attributes this decrease to a seasonal fluctuation. This decrease in deposits was the primary reason for a decline in federal funds sold, which fell by $2.0 million. Total loans decreased by $1.6 million during the first six months. Management attributes the decline in the loan portfolio to soft loan demand and intense competition from other lenders.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	June 30, 2007		December 31, 2006	
	Amount	%	Amount	%
Real Estate:				
Residential	$98,991	32.5%	$98,319	32.1%
Commercial	62,528	20.5%	60,496	19.8%
Agricultural	41,457	13.6%	39,858	13.0%
Construction	22,727	7.5%	27,621	9.0%
	$225,703	74.1%	$226,294	73.9%
Commercial	34,542	11.3%	35,826	11.7%
Agricultural	35,008	11.5%	34,783	11.4%
Consumer and other	9,197	3.0%	9,128	3.0%
TOTAL	$304,450	100.0%	$306,031	100.0%

The allowance for credit losses increased by $68,870 during the six months ended June 30, 2007. The allowance equals 1.90% of total loans at June 30, 2007, compared to 1.86% at December 31, 2006. Nonaccrual loans totaled $5.6 million at quarter-end, a decrease of $2.4 million compared to December 31, 2006. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 2.5% at quarter end, compared to 4.3% at year-end. As of June 30, 2007, management has identified $15.9 million of potential problem loans compared to $12.7 million at year-end. Potential problems loans at quarter–end include some of the previous nonaccrual loans that were returned to accruing status during the second quarter based on payment history and current status. DBI has no accruing loans that are past due 90 days or more.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

(In thousands)	June 30, 2007		December 31, 2006	
	Amount	% of Total Loans	Amount	% of Total Loans
Nonaccrual Loans (1)	$5,583	1.8%	$8,000	2.6%
Restructured Accruing Loans	955	0.3%	0	0.0%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$5,583	2.1%	$8,000	2.6%
Other Real Estate	$2,871		$3,788	

1) Includes restructured loans of $638,676 and $1,618,071 as of June 30, 2007 and December 31, 2006, respectively.

Interest-bearing deposits increased by $5,050,606 between December 31, 2006 and June 30, 2007. Interest bearing deposits consisted of the following:

	6/30/2007	12/31/2006
NOW accounts	$16,374,386	$16,115,166
Savings accounts	17,134,004	17,722,281
Money market accounts	83,275,229	82,722,399
Time deposit accounts	140,589,703	135,762,870
TOTAL	$257,373,322	$252,322,716

Stockholders' equity increased by $537,542 to $50,579,918 as of June 30, 2007. As of June 30, 2007, DBI's leverage ratio was 12.7%, the risk-based core capital ratio was 15.8% and the risk-based total capital ratio was 17.0%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents decreased by $0.9 million during the first six months of 2007. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The available-for-sale investment portfolio amounting to $16.7 million as of June 30, 2007, is readily convertible to cash if needed for liquidity purposes.

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $43.2 million as of June 30, 2007. Management believes DBI's liquidity position as of June 30, 2007, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount June 30, 2007	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$34,182	$27,107
Standby letters of credit and financial guarantees written	1,268	1,268

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2006 Form 10-K Annual Report.

Item 4. Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the June 30, 2007, quarter are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that could significantly affect these controls during the quarter ended June 30, 2007, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Item 2.a Unregistered sales of equity securities during the quarter – none.
Item 2.b Use of proceeds – not applicable.
Item 2.c Repurchases of common stock during the quarter – none.

Item 2. Other disclosures. Limitations upon the payment of dividends.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

Item 4. Submission of Matters to a Vote of Security Holders

(a)   The Company held its Annual Meeting of Shareholders on April 24, 2007.

(b)   Directors elected at the Annual Meeting were Terese M. Deprey, Mark E. Looker and Allen M. Peters. Directors whose term of office continued after the meeting were, Thomas N. Hartman, Michael L. Heim, Darrell R. Lemmens, Edward Q. Opichka, D.D.S., and Thomas F. Wall.

(c)   The matters voted upon and the results of the voting were as follows:

(1) The Shareholders elected the following nominees to the Board of Directors to serve a three year term expiring in 2010:

Nominees	For	Withheld
Terese M. Deprey	92,493	1,147
Mark E. Looker	88,247	5,393
Allen M. Peters	88,318	5,322

(2) The ratification of the appointment of Wipfli LLP as independent public accountants for the year ending December 31, 2007.

For	Against	Abstain
91,958	292	1,390

Item 6. Exhibits

(a) Exhibits:

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

	/s/ John P. Olsen
Date: August 7, 2007	John P. Olsen,
	Principal Executive Officer and
	President

	/s/ Dennis J. Heim
Date: August 7, 2007	Dennis J. Heim
	Vice President and Treasurer,
	Principal Financial and
	Accounting Officer

DENMARK BANCSHARES, INC.
EXHIBIT (31.1)
CERTIFICATIONS

I, John P. Olsen, President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

 (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John P. Olsen

Date: August 7, 2007

John P. Olsen,

Principal Executive Officer
and President

DENMARK BANCSHARES, INC.
EXHIBIT (31.2)
CERTIFICATIONS

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

 (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Dennis J. Heim

Date: August 7, 2007

Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

DENMARK BANCSHARES, INC.

EXHIBIT (32.1)

CERTIFICATIONS

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on their knowledge, that the Quarterly Report on Form 10-Q of DBI for the quarter ended June 30, 2007, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/ John P. Olsen
_____
John P. Olsen,
Principal Executive Officer
and President

/s/ Dennis J. Heim
_____
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Date: August 7, 2007